UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001- 41500

INTCHAINS GROUP LIMITED

(Exact name of registrant as specified in its charter)

c/o Building 16, Lane 999, Xinyuan South Road,

Lin-Gang Special Area,

Pudong, Shanghai, 201306

People’s Republic of China

+86 021 58961080

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Intchains Announces Divestiture of Non-Core Chip R&D Business

Singapore – January 6, 2026 – Intchains Group Limited (Nasdaq: ICG) (“Intchains” or the “Company”) today announced that its wholly owned subsidiary, Shanghai Intchains Technology Co., Ltd. (“Shanghai Intchains”), has entered into a business transfer agreement (the “Agreement”) with Shanghai TopsFuture Microelectronics Co., Ltd. (“TopsFuture”), an entity controlled by Mr. Qiang Ding, the Company’s chairman and chief executive officer, on January 5, 2026, to sell certain assets related to a non-core chip related business and associated assets (the “Divested Business”). The Divested Business comprises certain early-stage chip design and development work and associated assets that management has determined are no longer aligned with the Company’s strategic priorities.

Divestiture of Non-Core Chip R&D Business

Under the Agreement, Shanghai Intchains will transfer to TopsFuture certain assets, including: (i) certain self-developed technology, technical know-how, trade secrets, and related design assets; (ii) the associated integrated circuit layout design rights; and (iii) finished chip inventory related to the Divested Business.

The aggregate consideration for the transaction is RMB18.0 million (inclusive of applicable taxes), and is structured as follows:

•

Fixed Consideration for Intellectual Property: A fixed payment of RMB3.0 million for the technology and intellectual property assets. This amount is determined based on the valuation of the related assets as set out in a third-party valuation report and is due within five working days following the completion of the asset transfer, which is scheduled to occur within ninety (90) days of the Agreement’s effective date.

•

Contingent Consideration for Inventory: A contingent arrangement for the sale of associated inventory, valued at up to RMB15.0 million. This portion of the consideration does not represent a firm purchase commitment by TopsFuture. Instead, the Agreement grants TopsFuture an option to purchase the inventory in batches over a twelve-month period from the Agreement’s effective date, at its sole discretion and based on its evolving business requirements. Furthermore, the Agreement includes a price adjustment clause, stipulating that should significant market fluctuations occur or if business development does not meet expectations, the parties will renegotiate in good faith the price and delivery terms for any inventory not yet purchased.

In addition, The Agreement stipulates that the Shanghai Intchains will cooperate to promote the transfer of certain employees to TopsFuture, with a target for such transfers to be completed within ninety (90) working days of the Agreement’s signing. The transfer of any individual is subject to the mutual agreement and final confirmation by both Shanghai Intchains and TopsFuture on the specific employees to be included, and that the transfer process must respect the individual will of each employee. No employee is obligated to accept an offer of employment from TopsFuture under the terms of the Agreement. All such potential transfers will be conducted in full compliance with applicable labor laws and regulations.

The transactions with TopsFuture form part of Intchains’ broader strategic realignment. By divesting a capital-intensive, non-core chip research and development business that no longer fits its strategic focus, the Company aims to streamline its operations and enhance capital efficiency. The divestiture also enables the Company to optimize its organizational structure and reduce headcount many of whom are engaged in the research and development activities of the non-core chip business. Such headcount reduction relates solely to the divestiture of the non-core business line and will not affect the research and development work of the Company’s core business. This streamlining is expected to improve resource allocation efficiency and strengthen the Company’s focus on its core business areas.

Board Approval

The transaction described herein had been reviewed and recommended by the Audit Committee to the Company’s board of directors for final approval, and was approved by the Company’s board of directors at a meeting held on January 5, 2026, in accordance with the Company’s articles of association and relevant corporate governance standards. In view of his interest in TopsFuture, Mr. Qiang Ding disclosed his material interest in the proposed transaction and recused himself from all deliberations and voting with respect to the approval of the Business Transfer Agreement. The board of directors believes that the approval of the transaction is fair and reasonable and in the best interests of the Company and its shareholders as a whole.

Recent Development

In light of the enactment of the Holding Foreign Insiders Accountable Act, which expands the scope of Section 16(a) of the Securities Exchange Act of 1934 to include officers and directors of foreign private issuers, and the Company’s ongoing commitment to robust corporate governance, the Company plans to update its internal trading compliance policies. These updates will reinforce the strict reporting and trading obligations applicable to the Company’s directors and executive officers (as well as entities controlled by such individuals for the purpose of affiliates), who constitute all of the Company’s affiliates and insiders for purposes of Rule 144 under the Securities Act of 1933 and Section 16 of the Securities Exchange Act of 1934, respectively, as of the date of this report. The Company continues to monitor and enforce compliance with all applicable securities laws for its directors and management team.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements regarding (i) the anticipated benefits of the divestiture, (ii) the Company’s strategic plans and focus areas, (iii) the expected timing of completion of the various transfer steps and related arrangements, and (iv) general economic and business conditions in the markets in which the Company operates.

Forward-looking statements can be identified by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue,” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will prove to be correct. Actual results may differ materially from those anticipated in these forward-looking statements as a result of various risks and uncertainties, including those discussed in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Intchains Group Limited

Investor relations

Email: ir@intchains.com

The Equity Group

Lena Cati, Senior Vice President

212-836-9611 / lcati@theequitygroup.com

Alice Zhang, Associate

212-836-9610 / azhang@theequitygroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTCHAINS GROUP LIMITED

Date: January 6, 2026	By:	/s/ Qiang Ding
	Name:	Qiang Ding
	Title:	Chairman and Chief Executive Officer